Certification of the Chief Financial Officer

Pursuant to 18 U.S.C. Section 1350,

As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the 20-F filing of Media Century International, Ltd. (the “Company”) on Form 20-F, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), Lau Hing Bun, the Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Lau Hing Bun

Chief Financial Officer

Date:  January 25, 2006